

July 21, 2014

Via E-mail
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

>   **Re: NCM Financial, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed July 3, 2014**
>   **File No. 333-193160**

Dear Mr. Noel:

We have the following comment after reviewing your letter dated July 3, 2014 and the above-referenced registration statement. Unless otherwise noted, where we reference prior comments we are referring to our letter dated June 24, 2014.

Financial Statements for the years ended December 31, 2013 and 2012

Statements of Stockholders' Equity(Deficit), page F-4

1.   We note your response to prior comment 7. Please provide a summary of the key assumptions used to determine the fair value of your shares of common stock (e.g., discounted cash flows or replacement cost). Indicate why the methodology used to establish fair value is consistent with your stage of development considering that you have recently begun to report minimal revenues. Explain why these assumptions you used would be inputs in determining the fair value and why a market participant would also utilize the same assumptions. Further, explain how your basis for concluding that you will have user bases of 50,000 to 250,000. That is, describe the evidence that supports this assumption and indicate why you believe it is sufficient to support your valuations. In addition, clarify what the following statement means: "the fair value of the stock is generated from standard metrics for venture capital based returns." Describe the nature of this valuation and how it is an acceptable means for determining fair value.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC